Exhibit 1

FOR IMMEDIATE RELEASE	11 July 2011

WPP PLC (“WPP”)

WPP makes strategic investment in leading motorsport marketing agency, JMI

WPP announces that it has made a strategic investment in leading motorsport marketing agency, Just Marketing International (“JMI”).

JMI was founded by CEO Zak Brown in 1995 and has become the pre-eminent motorsports marketing agency, representing a broad portfolio of global brands with an established presence in all key international motorsports series. JMI employs more than 120 people in its headquarters in Indianapolis and its offices in London, Singapore, Hong Kong, Charlotte, NC and Daytona Beach, Fla.

JMI’s client list comprises leading corporations and brands including Boehringer Ingelheim, Castrol, Crown Royal, DIRECTV, Farmers Insurance, FXDD, Johnnie Walker, LG Electronics, UBS, SUBWAY® Restaurants, UPS and Verizon Wireless. The agency’s clients participate in all major motorsports series including NASCAR, Formula 1™, IndyCar, FIA GT1 World Championship and the American Le Mans Series.

Spire Capital, which took a majority stake in JMI in 2008, remains the principal shareholder, with Zak Brown the second largest shareholder.

This investment continues WPP’s strategy of partnering and investing in important markets and sectors.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204